As filed with the Securities and Exchange Commission on February 24, 2005

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           CERTIFICATE OF NOTIFICATION
            (Public Utility Holding Company Act of 1935 (the "Act"))

                        Cinergy Corp./ File No. 70-10188


         Reference is made to the transactions proposed in the Application-Declaration on Form U-1, as amended (the "Application"), in the above proceeding filed by Cinergy Corp., a Delaware corporation and registered holding company under the Act ("Cinergy"), and the Commission's order dated March 29, 2004 with respect thereto (Rel. No. 35-27824) ("Order") and in particular the semi-annual reporting obligations specified therein.

         Cinergy hereby submits the following information with respect to Cinergy Risk Solutions, Ltd. ("CRS Ltd" or "Cinergy Captive"), an indirect wholly-owned captive insurance subsidiary of Cinergy, formed to serve Cinergy and its associated companies ("Cinergy System" and any constituent company, a "System Company") for the purposes specified in the Order and the Application. The following information covers the initial reporting period, commencing on March 29, 2004, the date of the Order, and continuing through December 31, 2004 (the "Reporting Period"):

         1. A summary for the Reporting Period of each System Company's premium payments to Cinergy Captive, as compared to loss experience, organized by line of insurance coverage provided by Cinergy Captive (for the first year, compared to the commercial insurance premiums paid (if any) and, thereafter, showing the comparison period over period, on a rolling basis, for three years, successively):

         There were no insurance coverages provided by CRS Ltd or premium payments to CRS Ltd for the Reporting Period.

         2. An analysis by System Company of claims paid by Cinergy Captive during the Reporting Period on behalf of any System Company, to include lead-in and end-of-period insurance reserve balances (for the first year, compared to any insurance reserve balances maintained (if any) and, thereafter, showing the comparison period over period, on a rolling basis, for three years, successively);

         There were no insurance coverages provided by CRS Ltd or claims paid by CRS Ltd for the Reporting Period. CRS Ltd was incorporated in the State of Vermont November 5, 2004 and received a license on December 6, 2004. On December 31, 2004 banking accounts for CRS Ltd were opened.

         3. Attached hereto (under a claim for confidential treatment pursuant to Rule 104(b) under the Act) are SRS's unaudited income statement and balance sheet (including any accompanying notes) as of and for the one month ended December 31, 2004.



                              S I G N A T U R E

         Pursuant to the requirements of the Act, the undersigned company has duly caused this document to be signed on its behalf as of the date indicated below by the undersigned thereunto duly authorized.

February 24, 2005

                                            CINERGY CORP.


                                            By: /s/Gary L. Lavey
                                                 Gary L. Lavey
                                                 Vice President, Global Risk
                                                 Management